Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au


10015660

28 April 2010

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

cag_cosec_syd_prd/68580_1


Goodman

27 April 2010

The Manager
Company Notices Section
ASX Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

Exercise of Options by Macquarie Bank Limited

Goodman confirms that it has received exercise notices from Macquarie Bank Limited to exercise its remaining 163,875,001 Options for $46,629,702.34. This represents 2.6% of Goodman stapled securities on issue.

Allotment is scheduled to occur on 10 May 2010 at which time an Appendix 3B will be lodged with ASX.

The Options were approved by Securityholders at the Extraordinary General Meeting held on 24 September 2009. CIC continues to hold 276 million Options.

Yours sincerely

Carl Bicego
Company Secretary

Level 10, 60 Castlereagh Street Sydney NSW 2000 | GPO Box 4703, Sydney NSW 2001 Australia
Tel +61 2 9230 7400 | Fax +61 2 9230 7444 | info-au@goodman.com | www.goodman.com

Goodman Limited ABN 69 000 123 071
Goodman Funds Management Limited ABN 48 067 796 641 AFSL Number 223621
as responsible entity for Goodman Industrial Trust ARSN 091 213 839

Coventry Resources Limited

ASX Release

23 April 2010

COVENTRY RESOURCES LIMITED

Level 2 / 675 Murray Street
WEST PERTH
Australia
Tel: +61 8 9324 1266
Fax: +61 8 9226 2027

Contact:

Mike Haynes
Executive Chairman

E-mail:
info@coventryres.com

Tel: +61 8 9324 1266

For the latest news:
www.coventryres.com

Directors / Officers:

Michael Haynes
Tony Goddard
Faldi Ismail
Scott Funston

Issued Capital:
104.7 million shares

ASX Symbol: CVY

$10 MILLION PLACEMENT CLOSED – FULLY SUBSCRIBED

Coventry Resources Limited (ASX:CVY and "the Company") is very pleased to advise that it has closed its $10 million placement. This placement has been fully subscribed. Cygnet Capital Pty Ltd was Lead Manager to the placement.

Following completion of the acquisition of the +1Moz Cameron Lake Gold Project in Ontario, Canada, the Company has received binding investment commitments from numerous institutional investors that facilitates the closing of the placement.

In addition the Company welcomes Macquarie Bank Limited (Macquarie) to its register. Having committed to invest $2.5 million in the Company, Macquarie will become the Company's second largest shareholder, after Nuinsco Resources Limited, the vendor of the Cameron Lake Gold Project.

The Company anticipates allotting shares to these new investors during the next week.

The Company is now exceptionally well positioned to rapidly advance its Cameron Lake Gold Project towards production.

Cameron Lake Gold Project - Background

The Cameron Lake Gold Deposit is an advanced, high-grade gold deposit that is exposed at surface and extends over a strike of more than 1,000 metres and to a known depth of 850 metres. The Company recently completed conceptual mining studies that indicate the deposit can be brought into production in the near term by way of open pit mining.

The Cameron Lake Gold Deposit was discovered in 1960. More than 750 diamond drill holes (predominantly drilled from underground) have been completed to evaluate the deposit, returning in excess of 84,500 metres of diamond drill core. Approximately 3,500 metres of underground development has been established by way of a decline and exploration drill drives, to a maximum depth of 243 metres. Very little work has been undertaken at the project since the late 1980s.

The JORC Code compliant indicated and inferred resource base at the Cameron Lake Gold Project currently comprises **11.3 million tonnes at 2.77 g/t gold for 1,005,833 ounces of gold** (1.5 g/t gold cut-off). The mineralisation remains open along strike in both directions and at depth. Eleven other advanced prospects and occurrences have been delineated within the 3,000 hectare project area. As such there is considerable potential to expand the resource base.

The Company's medium term exploration target is to delineate 1.5-2.0 million ounces of gold at the Cameron Lake Gold Project as it moves the project through feasibility studies and towards production during 2010. This exploration target of 1.5-2.0 million ounces is conceptual in nature as insufficient exploration has been undertaken to define a mineral resource of this size under the JORC Code and it is uncertain if further exploration will result in the determination of a mineral resource of this size.

Mike Haynes
Executive Chairman


CANADA
ONTARIO
39Moz Red Lake
Gold Complex
Kenora
Sioux Lookout
Cameron Lake
Gold Project
+5Moz Rainy River
Gold Project
Ardeen Gold
Project
Thunder Bay
Wawa
Timmins
Sudbury
Ottawa
Brockville
Toronto
Hamilton
London
Windsor
UNITED STATES
OF AMERICA
N

Figure 1. Location of Coventry Resources Limited's Cameron Lake and Ardeen Gold Projects, Ontario, Canada.


SW
NE
17.7m @
4.10g/t Au
1.5m @ 12.9g/t Au
6.7m @ 2.31g/t Au
9.5m @
1.35g/t Au
12.1m @ 3.42g/t Au
19.8m @ 7.03g/t Au
24.3m @ 6.69g/t Au
17.0m @ 7.55g/t Au
14.3m @ 4.74g/t Au
7.9m @ 5.68g/t Au
50 metres
4.9m @ 6.96g/t Au
Lateral Underground Development Drive
>0.5g/t Gold Mineralized Envelope

Figure 2. Cross section through the Cameron Lake Gold Deposit at 50120mE (local grid) showing schematic mineralised envelope and drill intercepts.

Table 1. JORC code compliant resource estimate for the Cameron Lake Gold Deposit applying various cut-off grades.

Cut-off grade (g/t gold)	Category	Tonnes	Grade (g/t gold)	Ounces of gold
0.5	Indicated	7,221,000	2.26	523,477
	Inferred	13,311,000	1.84	786,150
	Total	**20,531,000**	**1.98**	**1,309,627**
1.0	Indicated	5,818,000	2.61	488,366
	Inferred	10,585,000	2.11	719,457
	Total	**16,403,000**	**2.29**	**1,207,823**
1.5	Indicated	4,164,000	3.16	422,353
	Inferred	7,148,000	2.54	583,480
	Total	**11,312,000**	**2.77**	**1,005,833**
2.0	Indicated	2,978,000	3.72	356,169
	Inferred	3,870,000	3.27	406,457
	Total	**6,848,000**	**3.46**	**762,626**

Clarification of Exploration Target

The Company hereby clarifies that its previously stated target to delineate 1.5-2.0 million ounces of gold at the Cameron Lake Gold Project is an exploration target that is conceptual in nature as insufficient exploration has been undertaken to define a mineral resource of this size under the JORC Code and it is uncertain if further exploration will result in the determination of a mineral resource of this size.

Competent Persons Statement

The information in this report that relates to Mineral Resources or Ore Reserves is based on information compiled by Mr Peter Ball who is a Member of the Australian Institute of Mining and Metallurgy. Mr Peter Ball is the Manager of Data Geo. Mr Peter Ball has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves'. Mr Peter Ball consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

The information in this announcement that relates to exploration results is based on information compiled by Anthony Brendon Goddard. Anthony Brendon Goddard is a Member of the Australian Institute of Geoscientists and a Competent Person for the purposes of the JORC Code. Mr Goddard is Technical Director of Coventry Resources Limited, and consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au



MACQUARIE

ASX/Media Release

UNIT HOLDERS APPROVE PROPOSAL TO CONVERT CMT TO CMA

SYDNEY, 22 April 2010 – Further to the announcement of 4 March 2010, Macquarie Group Limited (ASX:MQG, ADR:MQBKY) has been informed by Macquarie Investment Management Limited (MIML), as the responsible entity of the Macquarie Cash Management Trust (Macquarie CMT), that following approval by unit holders at a meeting today, investments in the Macquarie CMT will be converted into an at-call cash management deposit account with Macquarie Bank Limited (Macquarie CMA).

The vote was overwhelmingly in favour of the proposal, demonstrating strong support by unit holders to convert to the Macquarie CMA.

Resolution 1 was passed with 97.28 per cent of votes cast in favour and Resolution 2 was passed with 97.37 per cent of votes cast in favour.

At the current time, total funds under management in the Macquarie CMT is $A9.9 billion.

The conversion is scheduled to take place on the weekend of 31 July 2010 and is expected to proceed without interruption of service to clients.

For more information on the background to this Proposal please visit macquarie.com.au/cmtvote.

For media inquiries in relation to the MIML proposal please contact:

John Hurst, Cannings +61 2 418 708 663

Macquarie Group Contacts:

Stuart Green, Macquarie Group, Investor Relations	+612 8232 8845
Paula Hannaford, Macquarie Group, Corporate Communications	+612 8232 4102

IMC Indicative Term Sheet

Macquarie Resetting Instalments (ASX code: XXXIMC)


Document furnished to United States
Securities and Exchange Commission by
Macquarie Group Limited
MACQUARIE
File Number: 082-35128

The amounts shaded blue in the table below are indicative values only. For IMC instalments in the table below, the Reset Cashback and Reset Payment amounts indicated will apply unless the Underlying Share price (as determined by Macquarie) is below the Minimum Share Price Threshold. Other changes may be made where a Listed Entity announces any corporate action. To check whether any Share prices have fallen below the Minimum Share Price Threshold (as indicated below) and for updated Reset Cashback and Reset Payment amounts, please visit macquarie.com.au/resets.

ASX Instalment Code	Current Loan Amount^	New Loan Amount	Change in Loan Amount	Indicative Variable Interest Amount*	Indicative Fixed Interest Amount*	Indicative Borrowing Fee*	Indicative Reset Cashback/ (Reset payment)*	Minimum Share Price Threshold
AGKIMC	$7.50	$8.50	$1.00	$0.7735	$0.1394	$0.0871	$0.0000	$14.1060
AMPIMC	$2.50	$3.50	$1.00	$0.3185	$0.1451	$0.0359	$0.5005	$5.8000
ANZIMC	$8.50	$14.00	$5.50	$1.2740	$0.4665	$0.1435	$3.6160	$23.4000
ASXIMC	$15.50	$18.50	$3.00	$1.6835	$0.5101	$0.1896	$0.6168	$31.1500
AWCIMC	$0.80	$1.00	$0.20	$0.0910	$0.1249	$0.0103	-$0.0262	$1.7000
AXAIMC	$2.00	$3.50	$1.50	$0.3185	$0.2079	$0.0359	$0.9377	$5.8000
BHPIMC	$17.00	$24.00	$7.00	$2.1840	$0.7502	$0.2460	$3.8198	$41.0500
BSLIMC	$1.50	$1.75	$0.25	$0.1593	$0.1470	$0.0179	-$0.0742	$2.7500
BXBIMC	$2.50	$4.0	$1.50	$0.3640	$0.2401	$0.0410	$0.8549	$6.6500
CBAIMC	$18.50	$31.00	$12.50	$2.8210	$0.8072	$0.3178	$8.5540	$52.6500
COHIMC	$25.00	$40.00	$15.00	$3.6400	$1.2615	$0.4100	$9.6885	$66.7500
CSLIMC	$15.50	$19.50	$4.00	$1.7745	$0.4208	$0.1999	$1.6048	$33.1500
CSRIMC	$0.6604	$1.00	$0.3396	$0.0910	$0.0944	$0.0103	$0.1439	$1.6000
DUEIMC	$1.00	$1.00	$0.00	$0.0910	$0.0556	$0.0103	-$0.1569	$1.6500
FGLIMC	$2.50	$3.00	$0.50	$0.2730	$0.0500	$0.0308	$0.1462	$4.8500
HVNIMC	$1.50	$2.00	$0.50	$0.1820	$0.2363	$0.0205	$0.0612	$3.4000
IAGIMC	$1.75	$2.25	$0.50	$0.2048	$0.0993	$0.0231	$0.1728	$3.6000
JHXIMC	$2.25	$4.00	$1.75	$0.3640	$0.3341	$0.0410	$1.0109	$6.8000
LGLIMC	$1.50	$2.25	$0.75	$0.2048	$0.1380	$0.0231	$0.3841	$3.5000
LLCIMC	$2.6093	$4.75	$2.1407	$0.4323	$0.1496	$0.0487	$1.5101	$8.0000
NABIMC	$11.50	$15.00	$3.50	$1.3650	$0.4379	$0.1538	$1.5433	$25.7000
NCMIMC	$14.50	$17.00	$2.50	$1.5470	$0.3526	$0.1743	$0.4261	$32.1000
NWSIMC	$6.00	$10.00	$4.00	$0.9100	$0.2879	$0.1025	$2.6996	$17.3500
ORIIMC	$17.00	$15.00	-$2.00	$1.3650	$0.1737	$0.1538	-$3.6925	$24.8500
OSHIMC	$2.75	$3.25	$0.50	$0.2958	$0.0642	$0.0333	$0.1067	$5.5500
OSTIMC	$1.25	$2.25	$1.00	$0.2048	$0.1492	$0.0231	$0.6229	$3.7500
QANIMC	$1.00	$1.50	$0.50	$0.1365	$0.0935	$0.0154	$0.2546	$2.6000
QBEIMC	$9.50	$11.50	$2.00	$1.0465	$0.4456	$0.1179	$0.3900	$19.5500
RIOIMC	$13.1926	$43.00	$29.8074	$3.9130	$2.1545	$0.4408	$23.2991	$74.2000
RMDIMC	$2.50	$3.75	$1.25	$0.3413	$0.1973	$0.0384	$0.6730	$6.4000
SGPIMC	$2.50	$2.25	-$0.25	$0.2048	$0.1253	$0.0231	-$0.6032	$3.7000
STOIMC	$8.50	$8.25	-$0.25	$0.7508	$0.2533	$0.0846	-$1.3387	$13.7000
SUNIMC	$3.25	$4.75	$1.50	$0.4323	$0.1371	$0.0487	$0.8819	$8.0000
TAHIMC	$3.50	$3.75	$0.25	$0.3413	$0.1625	$0.0384	-$0.2922	$6.4000
TLSIMC	$1.50	$1.75	$0.25	$0.1593	$0.0728	$0.0179	$0.0000	$2.8790
TOLIMC	$3.50	$4.00	$0.50	$0.3640	$0.1514	$0.0410	-$0.0564	$6.8500
WBCIMC	$10.00	$15.00	$5.00	$1.3650	$0.4617	$0.1538	$3.0195	$26.0000
WDCIMC	$5.00	$6.50	$1.50	$0.5915	$0.1870	$0.0666	$0.6549	$11.0500
WESIMC	$9.50	$17.00	$7.50	$1.5470	$0.2949	$0.1743	$5.4838	$29.1500
WOWIMC	$12.50	$15.50	$3.00	$1.4105	$0.2886	$0.1589	$1.1420	$26.1000
WPLIMC	$19.7105	$26.00	$6.2895	$2.3660	$0.3602	$0.2665	$3.2968	$43.9500

* Actual pricing and funding costs which may apply to your investment are determined at the time you are "locked-in" and may differ materially from the information set out here.
^ Current as at 6 April 2010 and thereafter revised pursuant to the terms.

Please Note: Where the Underlying Share price is below the Current Loan Amount, there may be a rebate of part of the Fixed Interest Amount available to you. This value (if any) is not shown in the Indicative Term Sheet but will offset any payment required from you to rollover into the new Resetting Instalments (to the extent available). Therefore, the reduction in the Loan Amount plus interest and borrowing fees as calculated from the Indicative Term Sheet may not equal the Indicative Reset Cashback/(Reset Payment) amount.

Instructions to maintain your holding of IMC Instalments

STEP 1

- If the Underlying Share price of your Instalments is trading above the Minimum Share Price Threshold listed above, calculate the Reset Cashback/(Reset Payment) for each Instalment, then multiply this amount by the number of Instalments you currently hold. Write this number in the Reset Cashback Due/(Reset Payment Required) column on your green Reset Application Form.
- If the Underlying Share price of your Instalments is trading below the Minimum Share Price Threshold, the Reset Cashback/(Reset Payment) for each Instalment will vary from those shown above. You or your adviser will need to call Macquarie on 1800 803 010 to "lock in" your Reset Cashback/(Reset Payment) to be inserted in the Reset Cashback Due/(Reset Payment Required) column on your green Reset Application Form.
- PLEASE NOTE: Prices can be "locked in" between 10:30am and 3:30pm (Sydney time) Monday to Friday prior to 12pm (Sydney time) on 19 May 2010. Once you or your adviser has "locked in" your Reset Cashback/(Reset Payment), you are contractually obliged to return your completed and signed green Reset Application Form with correct payment details.



STEP 2

- Calculate the Total Reset Cashback/(Reset Payment) amount by netting the amounts calculated in the Reset Cashback Due/(Reset Payment Required) column on your green Reset Application Form.
- Write this Total in the box marked "TOTAL" on your green Reset Application Form.



STEP 3

- Sign and return your completed green Reset Application Form in the Reply Paid envelope provided, together with your Reset Payment (if required) by 3pm (Sydney time) on 19 May 2010.
- If a Reset Cashback is due and you would like to receive this amount as a cash payment, you will need to complete section C: Net Reset Cashback Election on your green Reset Application Form.
- If a Reset Payment is due, you can elect one of three payment options:
  1. Complete section B: Direct Debit Authority on your green Reset Application Form;
  2. Make your payment via BPAY using the Biller Code and Reference Number provided on your Reset Application Form; or
  3. Send us a cheque made payable to "Macquarie Bank Limited – Instalment Warrants".

For more information, contact your adviser or Ask Macquarie:

@ instalments@macquarie.com.au ▶ macquarie.com.au/resets ✆ 1800 803 010

Macquarie Bank Limited
ABN 46 008 583 542
Macquarie Securities Group

No. 1 Martin Place
Sydney NSW 2000

GPO Box 3466
Sydney NSW 2001

Phone: 1800 803 010
(02) 8232 1800
Fax: (02) 8232 5764
Internet: macquarie.com.au/resets
Email: instalments@macquarie.com.au

DX 10287 SSE
SWIFT MACQAU2S



MACQUARIE

14 April 2010

Dear Investor,

Macquarie IMC and IMD Series Instalments - Annual Reset

Important information enclosed, which must be acted on by 19 May 2010

As a Holder of Macquarie IMC and/or IMD Instalments, you will be aware that each year, on the Annual Reset Date:
1. the Loan Amount may be revised depending on the movements of the Underlying Share price over the past year; and
2. Interest and the Borrowing Fee for the next twelve months are payable.

Options available

1. Maintain your holding in Macquarie Instalments (see section 1 below for more details);
2. Do nothing (see section 2 below for more details); or
3. End your investment in Macquarie Instalments (see section 3 below for more details).

1. Maintain your holding in Macquarie Instalments

If you wish to maintain your current holding of Macquarie Instalments, and:

a. you have to make a Reset Payment, you will need to:
   - complete the green Reset Application Form and return it with copies of identification to Macquarie in the Reply Paid envelope provided by 3pm (Sydney time) on 19 May 2010; and
   - make sure your payment is received (in cleared funds) by Macquarie by 3pm (Sydney time) on 19 May 2010; or

b. you are entitled to receive a Reset Cashback, you will need to:
   - complete the green Reset Application Form and return it with copies of identification to Macquarie in the Reply Paid envelope provided by 3pm (Sydney time) on 19 May 2010; and
   - elect in the green Reset Application Form whether you wish to receive the Reset Cashback as a cash payment. If you do not make this election, the Reset Cashback will be automatically reinvested into additional Instalments in accordance with the Instalment Reinvestment Plan.

The enclosed Indicative Term Sheets contain more information to assist with completing the green Reset Application Form.

2. Do nothing

If we don't hear from you by 3pm (Sydney time) on 19 May 2010, the Annual Reset Procedure will apply to your Instalments. This will mean that:

a. any Reset Cashback that you are entitled to receive will be automatically reinvested into additional Instalments in accordance with the Instalment Reinvestment Plan; and

b. where a Reset Payment is due from you, we will sell (lapse) some or all of your Instalments to fund this payment. Please note that if greater than 50% of your holding is required to be sold (lapsed), your entire holding may be sold and any proceeds, after deduction of the Secured Monies, will be forwarded to you in cash.

Please refer to Section 2 of the Macquarie Instalments PDS dated 7 February 2008 for more information about the Annual Reset Procedure.

3. End your investment in Macquarie Instalments

You can end your investment in Macquarie Instalments in one of two ways:

a. Repay the Loan and receive the Underlying Shares

To receive the Underlying Shares:

- calculate the Loan Amount you need to pay by multiplying the Current Loan Amount (as shown in the Indicative Term Sheets) by the number of Instalments you hold;
- complete and sign the enclosed yellow Completion Notice and return it to Macquarie in the Reply Paid envelope provided by 3pm (Sydney time) on 19 May 2010; and
- make sure your payment is received by Macquarie (in cleared funds) by 3pm (Sydney time) on 19 May 2010; or

b. Sell your Macquarie Instalments on the ASX

If you sell your Macquarie Instalments before the close of trading on the ASX on 19 May 2010, the Instalments will not go through the Annual Reset Procedure. To sell your Instalments, contact your stockbroker, financial adviser or online service provider.

Please note:

- Macquarie is not your stockbroker, and cannot organise for your Instalments to be sold on your behalf.
- if you sell your Instalments on the ASX after the close of trading on the ASX on 19 May 2010, you will still be required to make any Reset Payment (and will still be entitled to any Reset Cashback) relating to those Instalments. If you do not make any Reset Payment which is due, your Instalment holding will be lapsed by Macquarie which may cause your trade to fail. As a result, ASX penalty charges may be payable by you.

Important dates

The Annual Reset Date is 19 May 2010. Any documentation, payments or actions required by you must be completed and received by Macquarie by 3pm (Sydney time) on this date.

Please refer to the table below for more important dates*:

19 May 2010	20 May 2010	3 June 2010	8 June 2010
Date by which your actions and Reset Payment are due (if required).	Instalments commence trading on an ex-reset and deferred settlement basis under temporary ASX codes, DMC and DMD.	Instalments recommence trading on a T+3 basis under their normal ASX codes, IMC and IMD.	Settlement of deferred trading.

*Dates subject to change at Macquarie's discretion without notice.

More information

It is important that you understand and carefully consider your options. You should contact your financial adviser or stockbroker prior to making any investment decisions.

You can also visit our website at **macquarie.com.au/resets** for daily pricing and other information.

Kind regards,

Client Service Team
Macquarie Securities Group
Macquarie Bank Limited